   As Filed with the Securities and Exchange Commission on December 12, 1997

                                                     Registration No. 333-38825
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 CKS GROUP, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                            77-0385435
(State or other jurisdiction of                             (I.R.S. Employer
   incorporation organization)                            Identification Number)

                               10441 Bandley Drive
                           Cupertino, California 95014
                                 (408) 366-5100

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              --------------------

                                 MARK D. KVAMME
                           Chief Executive Officer
                                CKS GROUP, INC.
                               10441 Bandley Drive
                           Cupertino, California 95014
                                 (408) 366-5100

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              --------------------

                                    Copy to:
                              BARRY E. TAYLOR, ESQ.
                              DANIEL R. MITZ, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050

                              --------------------


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



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Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.


Subject to Completion December 12, 1997


PROSPECTUS

                                 341,579 SHARES

                                 CKS GROUP, INC.
                              --------------------

                                  COMMON STOCK
                               ($0.001 PAR VALUE)

                   -------------------------------------------

        This Prospectus relates to the public offering, which is not being underwritten, of shares of the common stock ("Common Stock") of CKS Group, Inc., a Delaware corporation (together with its consolidated subsidiaries, "CKS" or the "Company") offered from time to time by the Selling Stockholders named herein (the "Selling Stockholders") for their own benefit. It is anticipated that the Selling Stockholders will generally offer shares of Common Stock for sale at prevailing prices in the over-the-counter market on the date of sale. The Company will receive no part of the proceeds of sales made hereunder. None of the shares offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.


          The Common Stock of the Company is traded on the Nasdaq National Market (Nasdaq Symbol: CKSG). On December 10, 1997, the closing price of the Company's Common Stock was $13.50.


         SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

        The Selling Stockholders and any broker executing selling orders on behalf of the Selling Stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act. Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act.

                   -------------------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                   -------------------------------------------


               The date of this Prospectus is December __, 1997.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              AVAILABLE INFORMATION

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to CKS Group, Inc., 10441 Bandley Drive, Cupertino, CA 95014, Attn.: Investor Relations (telephone
(408) 366-5100).

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. Information, as of particular dates, concerning directors and officers of the Company, their remuneration, options granted to them, and the principal holders of securities of the Company has been disclosed in the proxy statements distributed to shareholders of the Company and filed with the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information filed with the Commission. The address of the Site is http://www.sec.gov.

                             ADDITIONAL INFORMATION

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended November 30, 1996, filed pursuant to
Section 13 of the Exchange Act; (ii) the Company's Current Report on Form 8-K dated as of December 18, 1996, as amended by Registrant's report on Form 8-K/A filed on January 17, 1997, filed pursuant to Section 13 of the Exchange Act;
(iii) the Company's Current Report on Form 8-K dated January 3, 1997 filed pursuant to Section 13 of the Exchange Act; (iv) the Company's Current Report on Form 8-K dated January 31, 1997 filed pursuant to Section 13 of the Exchange Act, as amended by Registrant's reports on Form 8-K/A filed March 6, 1997 and May 28, 1997; (v) the Company's Current Report on Form 8-K dated February 27, 1997 filed pursuant to Section 13 of the Exchange Act; (vi) the Company's Current Report on Form 8-K dated March 10, 1997, filed pursuant to Section 13 of the Exchange Act; (vii) the Company's Current Report on Form 8-K dated March 24, 1997, filed pursuant to Section 13 of the Exchange Act; (viii) the Company's Current Report


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

on Form 8-K dated June 25, 1997, filed pursuant to Section 13 of the Exchange Act as amended by Registrant's Report on Form 8-K/A filed October 24, 1997; (ix) the Company's Current Report on Form 8-K dated July 25, 1997; (x) the Company's current report on Form 8-K dated November 7, 1997; (xi) the Company's Quarterly Report on Form 10-Q for the quarter ended March 2, 1997, filed pursuant to
Section 13 of the Exchange Act; (xii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 1, 1997, filed pursuant to Section 13 of the Exchange Act; (xiii) the Company's Quarterly Report Form 10-Q for the quarter ended August 31, 1997, filed pursuant to Section 13 of the Exchange Act; and
(xiv) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A as filed with the Commission on November 30, 1995.

          All reports and other documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                   THE COMPANY

          CKS Group, Inc. ("CKS" or the "Company") specializes in offering a wide range of integrated marketing communication services that help companies market their products, services and messages. The integrated marketing communication services the Company provides include strategic corporate and product positioning, corporate identity and product branding, new media, systems integration, environmental design, packaging, collateral systems, advertising, direct mail, consumer promotions, trade promotions and media placement. Depending on the scope of the assignment, the Company's services to its clients range from execution of a discrete marketing project, such as designing product packaging, to taking responsibility for the overall marketing message through various methods. When the Company assumes responsibility for the overall marketing message, the Company works with the client to analyze the client's products or services, and the market for those services, and to evaluate the appropriate media to reach the desired market efficiently.

          The Company is a provider of integrated marketing programs that utilize advanced technology solutions and new media -- which the Company defines as media that deliver content to end users in digital form, including the World Wide Web, the Internet, proprietary online services, CD-ROMs, laptop PC presentations and interactive kiosks.

          The Company was incorporated in California in 1994 and is the successor to three predecessor corporations, CKS Partners, Inc., CKS Pictures, Inc. and CKS Interactive, Inc., which are now wholly owned subsidiaries of the Company. CKS Partners, Inc. originally began business in 1987 with two employees as Cleary Communications. CKS Pictures, Inc. and CKS Interactive, Inc. were incorporated in 1994. The Company was reincorporated in Delaware in December 1995. The Company acquired Schell/Mullaney, Inc. ("Schell/Mullaney") in August 1996; Donovan & Green, Inc. ("Donovan & Green") in January 1997; McKinney & Silver ("M&S") in January 1997; CKS Holding Deutschland GmbH (formerly EPG Elektronische Publikationen GmbH) ("CKS GmbH") in March 1997; Gormley & Partners, Inc. ("Gormley & Partners") in March 1997; and SiteSpecific, Inc. ("SiteSpecific") in June 1997. The Company's executive offices are located at 10441 Bandley Drive, Cupertino, California 95014. Its telephone number at that address is (408) 366-5100. The Company's Internet address is: http://www.cks.com. Information contained on the Company's Internet site shall not be deemed a part of this Prospectus.

          References made in this Prospectus to "CKS," the "Company" or the "Registrant" refer to CKS Group, Inc. and its wholly owned subsidiaries. CKS|Group(TM), CKS|Interactive(TM), CKS|Onsite(TM), CKS|Partners(TM) and CKS|Pictures(TM) are the trademarks of CKS Group, Inc., which may be registered in some jurisdictions. All other trademarks used are owned by their respective owners.

                                  RISK FACTORS

         In addition to reviewing other information in this Prospectus and the Company's Annual Report on Form 10-K and the other documents incorporated herein by reference the following factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered by this Prospectus. Statements in this "Risk Factors" section regarding expectations or future events and certain sections of the Incorporated Documents (identified with more particularity in such Incorporated Documents) may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in such forward-looking statements as a result of the factors set forth below and elsewhere in this document and the Incorporated Documents offered hereby.

DEPENDENCE ON KEY ACCOUNTS.

          The Company's five largest clients accounted for 48% and 39% of the Company's revenues for the fiscal years ended November 30, 1995 and November 30, 1996, respectively, with fluctuations in the amount of revenue contribution from each such client from quarter to quarter. Audi and MCI, the Company's two largest clients during the fiscal year ended November 30, 1996, accounted for approximately 14% and 9% of the Company's revenues, respectively, during the period. Although the Company has recently acquired several continuing relationships with significant clients through business acquisitions, many of the Company's clients generally retain the Company on a project by project basis. Accordingly, a client from whom the Company generates substantial revenue in one period may not be a substantial source of revenue in a subsequent period. For example, of the five largest clients (in terms of fees paid to the Company) during the fiscal year ended November 30, 1996, only three were in the top five for the fiscal year ended November 30, 1995. To the extent that the Company's major clients do not remain a significant source of revenues, and the Company is unable to replace these clients, there could be a direct and immediate material adverse effect on the Company's business, financial condition and operating results. The Company's typical project lasts four to six weeks. Once a project is completed there can be no assurance that a client will engage the Company for further services. In addition, the Company's clients may unilaterally reduce their use of the Company's services or terminate existing projects without penalty. The termination of the Company's business relationship with any of its significant clients or a material reduction in the use of the Company's services by a significant client would have a material adverse effect on the Company's business, financial condition and operating results.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS AND MARGINS; SEASONALITY OF
BUSINESS.

          The Company's operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, including timing of the completion, material reduction or cancellation of major projects or the loss of a major client, timing of the receipt of new business, timing of the hiring or loss of personnel, timing of the opening or closing of an office, the relative mix of high margin creative projects as compared to lower margin production projects, changes in the pricing strategies and business model of the Company or its competitors, capital expenditures and other costs relating to the expansion of operations, and other factors that are outside of the Company's control. Operating results could also be materially adversely affected by increased competition in the Company's markets. The Company's operating margins may fluctuate from quarter to quarter depending on the relative mix of lower cost full time employees versus higher cost independent contractors. The Company experiences some seasonality in its business which results from timing of product introductions and business cycles of the Company's clients. The Company's revenues tend to be somewhat higher during the third and fourth quarters of the Company's fiscal year as the Company's clients prepare marketing campaigns for products launched in anticipation of fall trade shows and the holiday season. The Company's revenues for the first fiscal quarter tend to be somewhat lower because many clients have expended most of their marketing budgets prior to the end of the calendar year and do not release funds from the next calendar year's marketing budget until mid to late January. The Company expects this seasonality to continue in the future. As a result of the foregoing and other factors, the Company anticipates that it may experience material and adverse fluctuations in future operating results on a quarterly or annual basis. Therefore, the Company believes that period to period comparisons of its revenues and operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance.

MANAGEMENT OF GROWTH; RISKS ASSOCIATED WITH EXPANSION.

          The Company's business has grown rapidly in recent periods through expansion of existing operations and through acquisition of other marketing communication service providers. The growth of the Company's business and expansion of its customer base have placed a significant strain on the Company's management and operations. In the last several years, the Company has opened offices in Portland (Oregon), New York and Washington, D.C. In addition, the Company has acquired offices in Raleigh, North Carolina; Hamburg, Germany; Vienna, Austria; and Greenwich, Connecticut through various business combinations. The Company's expansion has resulted, and is expected in the future to result, in substantial growth in the number of its employees and in increased responsibility for both existing and new management personnel and



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

strain on the Company's existing operational, financial and management information systems. The Company's success depends to a significant extent on the ability of its executive officers and other members of senior management to operate effectively, both independently and as a group.

          In addition, the Company plans to expand its offerings of integrated marketing communication services and products. There can be no assurance that the Company will be successful in identifying new services or products that will be attractive to clients or that such services or products will ultimately generate revenues in excess of costs to implement them. Difficulties in recruiting and assimilating new personnel, enhancing the Company's financial and operational controls and expanding the Company's marketing and customer support capabilities may impede the Company's ability to pursue its growth strategy. In general, there can be no assurance that the Company will be able to manage its recent or any future expansions effectively, and any inability to do so would have a material adverse effect on the Company's business, financial condition and operating results. There also can be no assurance that the Company will be able to sustain the rates of growth that it has experienced in the past.

DEVELOPING MARKET FOR NEW MEDIA; NEW ENTRANTS; UNPROVEN ACCEPTANCE OF THE COMPANY'S NEW MEDIA SOLUTIONS.

          The Company's future growth is dependent to a significant extent upon its ability to increase the amount of revenue it derives from providing marketing and advertising solutions to its customers through new media, which the Company defines as media that delivers content to end users in digital form, including the World Wide Web, the Internet, proprietary online services, CD-ROMs, laptop PC presentations and interactive kiosks. The market for marketing and advertising through new media has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services for communication and commerce through new media. Demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. There can be no assurance that commerce and communication through new media will continue to grow. Revenues from new media projects represented approximately 25.8% of revenues for the quarter ended August 31, 1997 compared to 24.5% for the quarter ended August 31, 1996 (after giving effect to the restatement to include M&S and SiteSpecific). The use of new media in marketing and advertising, particularly by those individuals and enterprises that have historically relied upon traditional means of marketing and advertising, generally requires the acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new strategy that may make their existing resources and infrastructure less useful.

          In connection with the Company's new media services, the Company is exploring new methods to derive revenue, so that a larger percentage of its revenues is recurring. These methods include long-term service contracts, ongoing content development contracts and technology consulting and maintenance services. There is no assurance that the Company will be able to negotiate such arrangements with clients.

RISKS ASSOCIATED WITH ACQUISITIONS.

          As part of its business strategy, the Company expects to make acquisitions of, or significant investments in, businesses that offer complementary marketing communication services, products and technologies. Any such future acquisitions or investments would be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the acquired businesses, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful incorporation of acquired personnel and clients, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and clients as a result of any integration of new management personnel. In August 1996, the Company acquired Schell/Mullaney for consideration consisting of an initial payment, in Common Stock of the Company, of $5 million and additional future consideration of up to $9 million in Common Stock of the Company if certain operating results are achieved in 1997 and 1998. In January 1997, the Company acquired the assets of Donovan & Green for consideration consisting of an initial cash payment of $5.15 million and the right to receive $4.83 million in cash and Common Stock of the Company over the next three fiscal years and up to an additional $6.67 million cash and Common Stock of the Company over the next four fiscal years contingent on attainment of certain financial goals. Also in January 1997, the Company acquired M&S for consideration consisting of 841,291 shares of Common Stock which as of the closing of the acquisition had an approximate value of $24.0 million. In March 1997, the Company completed the acquisition of CKS GmbH for consideration consisting of $6.5 million in cash and Common Stock of the



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

Company, and the contingent right to future payments of up to $10 million in cash and stock if certain financial performance goals are met, and certain additional payments if such goals are exceeded. The Company also acquired Gormley & Partners for cash and stock in March and SiteSpecific for stock in June 1997 and also regularly engages in discussions with other potential acquisition candidates. The Company expects that future acquisitions, if any, could provide for consideration to be paid in cash, stock or a combination of cash and stock. Acquisitions accounted for as a purchase increase the amount of goodwill recorded as an asset on the Company's financial statements and generally increase the amount of such goodwill that must be amortized against operating results in the future. There can be no assurance that the Company's prior acquisitions or any other potential acquisitions will not have a material adverse effect on the Company's business, financial condition and operating results.

UNCERTAIN ADOPTION OF INTERNET AS A MEDIUM OF COMMERCE AND COMMUNICATIONS; DEPENDENCE ON THE INTERNET.

          The Company's ability to derive revenues from new media solutions will depend in part upon a robust industry and the infrastructure for providing Internet access and carrying Internet traffic. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as a reliable network backbone or timely development of complementary products, such as high speed modems. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be and remain a viable commercial marketplace. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, and quality of service) remain unresolved and may impact the growth of Internet use. There can be no assurance that the Internet will become a viable commercial marketplace. If the necessary infrastructure or complementary products are not developed, or if the Internet does not become a viable commercial marketplace, the Company's business, operating results and financial condition could be materially adversely affected.

PROJECT PROFIT EXPOSURES.

          The Company has historically generated the substantial majority of its revenues through project fees on a fixed fee for service basis. The Company assumes greater financial risk on fixed-price type contracts than on either time-and-material or cost-reimbursable contracts. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the Company's profit or cause a loss. Although the majority of the Company's projects typically last four to six weeks and therefore each individual short-term project creates less exposure than a long-term fixed-price contract, in the event the Company does not accurately anticipate the progress of a number of significant revenue-generating projects it could have a material adverse effect on the Company's business, operating results and financial condition.

CONFLICTS OF INTEREST.

          Conflicts of interest are inherent in certain segments of the marketing communications industry, particularly in advertising. The Company has in the past and will in the future be unable to pursue potential advertising and other opportunities because such opportunities will require the Company to provide services to direct competitors of existing Company clients. In addition, the Company risks alienating or straining relationships with existing clients each time the Company agrees to provide services to even indirect competitors of existing Company clients. Conflicts of interest may jeopardize the stability of revenues generated from existing clients and preclude access to business prospects, either of which developments could have a material adverse effect on the Company's business, financial condition and operating results.

MARKET ACCEPTANCE OF THE COMPANY'S APPROACH; SERVICE DEVELOPMENT; RAPID TECHNOLOGICAL CHANGE.

          The Company provides an integrated approach to meet the marketing communications needs of its clients. To compete successfully against specialized service providers, the Company believes that its products and services in each marketing communication discipline will need to be competitive with the services offered by the firms that specialize in each discipline. There can be no assurance that the Company will be successful in providing competitive solutions to clients in each of its integrated marketing communication services and products. Failure to do so could result in the loss of existing customers or the inability to attract and retain new customers, either of which developments could have a material adverse effect on the Company's business, financial condition and operating results.

SUSCEPTIBILITY TO GENERAL ECONOMIC CONDITIONS.

          The Company's revenues and results of operations will be subject to fluctuations based upon the general economic conditions. If there were to be a general economic downturn or a recession in the United States, then the Company expects that business enterprises, including its clients and potential clients, will substantially and immediately reduce their advertising and marketing budgets. In the event of such an economic downturn, there can be no assurance that the Company's business, operating results and financial condition would not be materially and adversely affected.

CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION AND DELAWARE LAW

          Executive officers, directors, holders of five percent or more of the Company's Common Stock and companies associated with such persons will collectively own approximately 38% of the Company's outstanding Common Stock, including approximately 16% held by The Interpublic Group of Companies, Inc. Accordingly, such persons will have the effective power to influence significantly the outcome of matters submitted for the vote of stockholders, including the election of members of the Board of Directors and the approval of significant change in control transactions. Their combined equity interest in the Company accordingly may have the effect of making certain transactions more difficult in the absence of the support of management of the Company and may have the effect of delaying, deferring or preventing a change in control of the Company.

          In addition, the Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of such stock without further stockholder approval. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. Furthermore, certain provisions of the Company's Certificate of Incorporation and of Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company.

SHARES ELIGIBLE FOR FUTURE SALE AS A RESULT OF ACQUISITIONS

          The Company has agreed to register shares or expects that freely saleable shares of the Company's Common Stock will be available for immediate resale as a result of the Company's acquisitions of Schell/Mullaney, Donovan & Green, M&S, CKS GmbH, Gormley & Partners and SiteSpecific as well as a result of any future acquisitions. Certain of the Company's acquisitions have been structured such that in the event that earnings targets are realized, additional shares of the Company's Common Stock will be issued. As a result of additional issuances in connection with these and future acquisitions or the future registration of shares of the Company's Common Stock that have been issued in connection with completed acquisitions, the trading price of the Company's shares could be materially adversely affected. The Company expects that the recipients of its Common Stock in completed or future acquisitions will sell all or a portion of their shares of the Company's Common Stock upon receipt or soon thereafter.

VOLATILITY OF SHARE PRICE

          The trading price of the Company's Common Stock has been and in the future is expected to continue to be subject to extreme fluctuations in response to both business-related issues, such as quarterly variations in operating results, announcements of new services or business acquisitions by the Company or its competitors, the gain or loss of client accounts, and stock market-related influences, such as changes in analysts' estimates, the presence or absence of short-selling of the Company's stock and events affecting other companies that the market deems to be comparable to the Company. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price of many technology-oriented companies and that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. The trading prices of many high technology and Internet-related companies' stocks, including the Common Stock of the Company, are at or near their historical highs and reflect price/earning ratios substantially above historical norms. There can be no assurance that the trading price of the Company's Common Stock will remain at or near its current level.

                              SELLING STOCKHOLDERS

          The shares of Common Stock to be sold by the Selling Stockholders pursuant to this Prospectus represent shares issued to the Selling Stockholders by the Company in connection with the acquisition of M&S and SiteSpecific (the "Acquisitions"). The following tables set forth the aggregate number of shares of Common Stock held by each Selling Stockholder and the aggregate number of shares of Common Stock offered by each Selling Stockholder hereunder. No Selling Stockholder holds more than 1% of the Company's outstanding Common Stock.

                                                    NUMBER OF SHARES                                     NUMBER
                                                      BENEFICIALLY            NUMBER OF          OF SHARES BENEFICIALLY
                                                     OWNED PRIOR TO          SHARES BEING                OWNED
        NAME OF SELLING STOCKHOLDER                     OFFERING               OFFERED               AFTER OFFERING
-------------------------------------------         ----------------         -------------       ----------------------
MCKINNEY & SILVER FORMER STOCKHOLDERS:
--------------------------------------
Larry L. Bennett...........................                14,471              10,600                     3,871
Stephen E. Boase...........................                 2,900               2,125                       775
Joan C. Brown..............................                 5,768               4,225                     1,543
Patrick H. Burnham.........................                14,471              10,600                     3,871
J. Stephen Davis III.......................                 5,768               4,225                     1,543
Robert C. Doherty (1)......................                67,801              48,749                    19,052
Janice C. Hunter...........................                17,338              12,700                     4,638
L. Lloyd Jacobs............................                66,551              19,776                    46,775
David B. Johnson (1).......................                35,671              10,600                    25,071
Donald S. Maurer...........................                 7,236               5,300                     1,936
Emry L. McKinney...........................                 5,768               4,225                     1,543
Richard Myracle............................                17,338              12,700                     4,638
Mark W. Schofield..........................                17,338              12,700                     4,638
Charles C. McKinney........................                85,322              62,499                    22,823

SITESPECIFIC FORMER STOCKHOLDERS:
---------------------------------
Seth Goldstein.............................                55,624              27,812                    27,812
Andrew Merkatz.............................                44,413              22,207                    22,206
Harte-Hanks Communications.................               102,944              51,472                    51,472
Irwin Merkatz..............................                15,930               7,965                     7,965
Joel Karp..................................                 7,668               3,834                     3,834
Clay Shirky................................                 1,888                 944                       944
Jeremy Haft ..)............................                 8,393               4,197                     4,196
Cynthia Dauzier............................                 1,888                 944                       944
Mark Filstrup .............................                   472                 236                       236
Edward Bridges.............................                 1,888                 944                       944
      TOTAL................................               604,849             341,579                   263,270


(1) Includes registered shares not sold from prior registration statement(s).

                              PLAN OF DISTRIBUTION

          The Company has been advised by the Selling Stockholders that they or their pledgees, donees, transferees or other successors in interest intend to sell all or a portion of the shares offered hereby from time to time in the over-the-counter market and that sales will be made at prices prevailing at the times of such sales. Such persons may also make private sales directly or through a broker or brokers, who may act as agent or as principal. In connection with any sales, the Selling Stockholders and any brokers or dealers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive no part of the proceeds of sales made hereunder.

          Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholders. Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

          The Company has advised the Selling Stockholders that Regulation M promulgated under the Exchange Act, may apply to its sales in the market, has furnished the Selling Stockholders with a copy of this regulation and has informed them of the need for delivery of copies of this Prospectus. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

          Any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

          There can be no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock offered by it hereunder.

                                 LEGAL MATTERS

          The validity of the CKS Common Stock issuable pursuant to the Acquisitions and certain other legal matters related to the Acquisitions was passed upon for CKS by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.


                                    EXPERTS


          The consolidated financial statements of the Company as of November 30, 1995 and 1996, and for each of the years in the three-year period ended November 30, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The financial statements of Schell/Mullaney, Inc. as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The financial statements of Donovan & Green as of December 31, 1994 and 1995, and for each of the years in the two-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report by Robbins, Spielman, Koenigsberg & Parker, LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as expert in accounting and auditing. The financial statements of McKinney & Silver, a general partnership appearing in the Form 8-K/A of CKS Group, Inc. dated January 31, 1997 as amended March 6, 1997 and May 28, 1997 have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated by herein reference, in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                TABLE OF CONTENTS

                                                                               PAGE
                                                                               ----

Available Information.........................................................   2
Additional Information........................................................   2
Incorporation of Certain Documents
   by Reference...............................................................   2
The Company...................................................................   3
Risk Factors..................................................................   4
Selling Stockholders..........................................................   9
Plan of Distribution..........................................................  10
Legal Matters.................................................................  10
Experts.......................................................................  10



                                 341,579 SHARES



                                 CKS GROUP, INC.


                                  COMMON STOCK



                                   PROSPECTUS



                               December __, 1997

                                 CKS GROUP, INC.

                       REGISTRATION STATEMENT ON FORM S-3

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM
NUMBER

Item 14     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

            The following table sets forth costs and expenses of the sale and distribution of the securities being registered. All amounts except Securities and Exchange Commission and Nasdaq Stock Market Listing fees are estimates.

        Registration Statement--Securities and Exchange Commission........$ 3,351
        Nasdaq Stock Market Listing Fee...................................$ 4,822
        Accounting fees...................................................$ 5,000
        Legal fees........................................................$ 7,500
        Miscellaneous.....................................................$ 2,500
        Total.............................................................$23,173
                                                                          =======

Item 15     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The Company's Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law. The Company has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require the Company, among other things to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (subject to certain exceptions) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

          Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


          Item 16     EXHIBITS.

         Exhibit
         Number
         ------

          2.1 Acquisition Agreement, dated as of January 31, 1997, by and among Registrant, the current and former partners of McKinney & Silver, a North Carolina general partnership, Raleigh Acquisition Inc., a Delaware corporation, Robert C. Doherty and Donald S. Maurer, as Partner Representatives, and Chemical Trust Company of California as Escrow Agent.*

          4.1 Registration Rights Agreement among CKS, Raleigh Acquisition, Inc. and the current and former partners of McKinney & Silver dated January 31, 1997.*

          4.2 Registration Rights Agreement between the Registrant and the Shareholders of SiteSpecific, Inc. dated June 17, 1997.**

          5.1       Opinion of Wilson Sonsini Goodrich & Rosati**

          23.1      Consent of KPMG Peat Marwick, LLP, independent auditors

          23.2 Consent of Robbins, Spielman, Koenigsberg & Parker, LLP, independent auditors

          23.3      Consent of Ernst & Young, LLP, independent auditors

          23.4      Consent of Wilson Sonsini Goodrich & Rosati (Included in
                    Exhibit 5.1)

          24.1      Power of Attorney**

                    ---------------------------
          * Incorporated by reference from exhibit to Registrant's current report on Form 8-K dated January 31, 1997 filed with the Commission.

          **        Previously filed.

Item 17     UNDERTAKINGS.

            The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof.

            The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant, certifies that it has reasonable cause to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, State of California, on the 11th day of December, 1997.


                                CKS GROUP, INC.


                                By: /s/ ROBERT T. CLARKSON
                                   ---------------------------------------------
                                   Robert T. Clarkson, Executive Vice President, and Secretary



         Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons on December 11, 1997 in the capacities indicated.



                   SIGNATURE                               TITLE

                       *
      -----------------------------------    Chief Executive Officer (Principal Executive Officer) and
               (Mark D. Kvamme)              Chairman of the Board of Directors

                       *
      -----------------------------------    Executive Vice President and Chief Financial Officer (Principal
               (Carlton H. Baab)             Financial and Accounting Officer)

                       *
      -----------------------------------    Director
               (Alexandre Balkanski)

                       *
      -----------------------------------    Director
               (Pierre R. Lamond)

                       *
      -----------------------------------    Director
               (Barry R. Linsky)

                       *
      -----------------------------------    Director
               (Michael B. Slade)

                       *
      -----------------------------------    Director
               (Thomas K. Suiter)

*By:  /s/ ROBERT T. CLARKSON
      -----------------------------------
      Robert T. Clarkson
      (Attorney-in-fact)

                                INDEX TO EXHIBITS


         Exhibit
         Number
         ------

          2.1 Acquisition Agreement, dated as of January 31, 1997, by and among Registrant, the current and former partners of McKinney & Silver, a North Carolina general partnership, Raleigh Acquisition Inc., a Delaware corporation, Robert C. Doherty and Donald S. Maurer, as Partner Representatives, and Chemical Trust Company of California as Escrow Agent.*

          4.1 Registration Rights Agreement among CKS, Raleigh Acquisition, Inc. and the current and former partners of McKinney &Silver dated January 31, 1997.*

          4.2 Registration Rights Agreement between the Registrant and the Shareholders of SiteSpecific, Inc. dated June 17, 1997.**

          5.1       Opinion of Wilson Sonsini Goodrich & Rosati**

          23.1      Consent of KPMG Peat Marwick, LLP, independent auditors

          23.2 Consent of Robbins, Spielman, Koenigsberg & Parker, LLP, independent auditors

          23.3      Consent of Ernst & Young, LLP, independent auditors

          23.4      Consent of Wilson Sonsini Goodrich & Rosati (Included in
                    Exhibit 5.1)

          24.1      Power of Attorney**

          ----------------------------
          * Incorporated by reference from exhibit to Registrant's current report on Form 8-K dated January 31, 1997 filed with the Commission.

          **        Previously filed.